

March 22, 2022

Vikram Grover
Chief Executive Officer
Himalaya Technologies, Inc.
1 E Erie St, Suite 525 Unit #2420
Chicago, IL 60611

      Re: Himalaya Technologies, Inc.
          Amendment No. 3 to Registration Statement on Form 10-12G
          Filed March 14, 2022
          File No. 000-55282

Dear Mr. Grover:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A as filed March 14, 2022

Index to Financial Statements, page F-1

1.   Please revise to provide updated financial statements as of and for the quarter ended January 31, 2022 and related disclosures, as were required by Rule 8-08 of Regulation S-X prior to the effective date of your registration statement. Your first periodic report due will be Form 10-Q for the quarter ended April 30, 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at

(202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation